Exhibit No. 5

                                             July 13, 1998
The Board of Directors
WHG Bancshares
1505 York Road
Lutherville, MD  21093

Attn:  John E. Lufburrow,
        Chairman of the Board

Dear Mr. Lufburrow:

     Since early last year, I have written to you on several occasions concerning the continuing deplorable financial condition of our Company. I have repeatedly advised that the Company's excess capital should be returned to shareholders through declaration of a large special dividend. This will properly reward shareholders for their investment, improve the price of our stock (net of payment), and make the Company's balance sheet more attractive. Your refusal to implement this viable measure to enhance share value and improve the financial state of our Company is inconsistent with your fiduciary obligations to the Company's shareholders. You are abusing the discretion which you enjoy to manage their investment.

    Your apparent determination to ignore sound and realistic ways to enhance shareholder value is inexcusable. This is not an area where there can be varying points of view which you have the discretion as a board to resolve: there is only one answer here which your ignoring can be deemed as nothing less than recklessness and gross negligence. The Company's shareholders will look to hold you responsible for the financial injury which they have and will likely incur as a result of your inaction - the stock has stagnated at the same price for over a year in an otherwise burgeoning market.

    I believe that your failed efforts to properly manage the Company is of interest to all of the Company's shareholders. I respectfully request that you permit me or my agent to inspect the Company's stock ledger to identify other shareholders with whom I can discuss and share views regarding the Company's financial condition and management performance. In this regard, I have enclosed the following:

         1.   Demand for Stockholder List;

         2.   Supporting Affidavit; and

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Board of Directors
November 3, 1996
Page 2


         3.   Powers of Attorney pursuant to which I and Mrs.
Davis, respectively, authorize Davis J. Harris, Esq. to act as our agent with regard to the inspection of the Company's list of stockholders.

         Please contact my attorney, David M. Perlmutter, Esq. at
(212) 986-4900 at your earliest convenience to confirm that Mr. Harris will be permitted to inspect the Company's stockholder list and related information on the requested date. As an alternative to the scheduled inspection, I would be happy to receive by mail a list of the Company's stockholders setting forth the names, addresses, phone numbers, and stock holdings of each of the Company's stockholders.

Very truly yours,



Jerome H. Davis





















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